UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DIGIMARC CORPORATION

(now known as L-1 Secure Credentialing, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

253807101

(CUSIP Number)

L-1 Identity Solutions, Inc.

Attn: Mark S. Molina

177 Broad Street

Stamford, Connecticut 06901

(203) 504-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Marita Makinen Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Kyle Krpata Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000

August 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253807101

1.	Names of Reporting Persons I.R.S. Identification nos. of above persons (entities only)
L-1 Identity Solutions, Inc. 02-0807887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000*

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 1,000*

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.00%*

14.	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 253807101

1.	Names of Reporting Persons I.R.S. Identification nos. of above persons (entities only)
Dolomite Acquisition Co. 37-1571630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0*

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%*

14.	Type of Reporting Person (See Instructions) CO

* See Item 5

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and restates in its entirety the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2008 and amended by Amendment No. 1 filed with the SEC on July 3, 2008 (together, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Digimarc Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 9405 S.W. Gemini Drive, Beaverton, Oregon 97008. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background
(a) – (c) and (f)

This Statement is being filed by L-1 Identity Solutions, Inc. (“L-1”) and Dolomite Acquisition Co. (“Dolomite”) (together, the “Reporting Persons”).

L-1 is a Delaware corporation. Its principal business is offering a comprehensive set of products and solutions for protecting and securing personal identities and assets. L-1’s principal business and executive offices are located at 177 Broad Street, Stamford, Connecticut 06901.

Dolomite, a Delaware corporation, had its principal business and executive offices at 177 Broad Street, Stamford, Connecticut 06901. Dolomite was organized by L-1 solely for the purpose of acquiring the Company and has not conducted any unrelated activities since its organization. 100% of the issued and outstanding stock of Dolomite was owned by L-1 prior to the Merger (as such term is defined in Item 3). On August 13, 2008, at the effective time of the Merger, Dolomite merged with and into the Company and its separate corporate existence ceased.

The directors and executive officers of L-1 as of August 13, 2008 and Dolomite as of August 13, 2008 (prior to the effective time of the Merger described in Item 3) are set forth on Schedules 1 and 2 attached hereto, and contain the following information with respect to each such person: (i) the name and residence or business address, (ii) the present principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the Reporting Persons, each of the persons named on Schedules 1 and 2 (the “Schedule 1 and 2 Persons”) is a United States citizen.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Schedule 1 and 2 Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 29, 2008, L-1 and Dolomite entered into an Amended and Restated Agreement and Plan of Merger with the Company, which was amended on July 2, 2008 by Amendment No. 1 (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Dolomite completed a cash tender offer

(the “Offer”) to purchase all the outstanding Shares, at a price of $12.25 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes. Following the completion of the Offer, Dolomite merged with and into the Company (the “Merger”) on August 13, 2008, with the Company surviving the Merger as a direct, wholly-owned subsidiary of L-1, and each outstanding share of common stock of Dolomite, par value $0.001 per share, was converted into and became one share of common stock of the Company, par value $0.001 per share (the “Common Stock”).

L-1 and Dolomite estimate that the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all the outstanding Shares pursuant to the Offer and the Merger, is approximately $331,000,000. L-1 and Dolomite funded the purchase of the Shares acquired pursuant to the Offer and the Merger through a combination of equity and debt financing.

Securities Purchase Agreements

L-1 agreed to issue shares of the common stock of L-1, par value $0.001 (“L-1 Common Stock”), pursuant to the terms and conditions of (i) a Securities Purchase Agreement, dated as of June 29, 2008, by and between L-1 and Robert V. LaPenta (the “LaPenta Agreement”), (ii) a Securities Purchase Agreement, dated as of June 29, 2008 (the “Iridian Agreement”), by and between L-1 and Iridian Asset Management LLC and (iii) a Securities Purchase Agreement, dated as of June 30, 2008 and amended on August 4, 2008, by and between L-1 and LRSR LLC (together with the LaPenta Agreement and the Iridian Agreement, the “Investor Agreements”). L-1 also agreed to issue shares of the Series A convertible preferred stock of L-1, par value $0.001 (“L-1 Series A Preferred Stock”), pursuant to the terms and conditions of the LaPenta Agreement. On August 5, 2008, L-1 consummated the transactions contemplated by the Investor Agreements and issued an aggregate of 8,083,472 shares of L-1 Common Stock and 15,107 shares of L-1 Series A Preferred Stock for aggregate proceeds to L-1 of $120,000,000, which were used to fund a portion of the purchase price paid for the Shares.

Second Amended and Restated Credit Agreement

On August 5, 2008, L-1 and L-1 Identity Solutions Operating Company, a Delaware corporation (“L-1 Operating”), entered into a Second Amended and Restated Credit Agreement (the “Credit Agreement”) with Bank of America, N.A., Wachovia Bank, National Association, Banc of America Securities LLC and Wachovia Capital Markets LLC, to amend and restate the Amended and Restated Credit Agreement, by and among L-1, Bank of America, N.A., Bear Stearns Corporate Lending, Inc., Bear Stearns & Co., Inc., Banc of America Securities LLC, Wachovia Bank, N.A. and Credit Suisse, Cayman Islands Branch. The Credit Agreement provides for a senior secured term loan facility in an aggregate principal amount of up to $300,000,000, with a term of five years, and a senior secured revolving credit facility in an aggregate principal amount of up to $135,000,000. Part of the proceeds of the senior secured facilities was used to fund the balance of the purchase price paid for the Shares.

Top-Up Option

In connection with the consummation of the Merger, Dolomite also exercised the “top-up” option under the Merger Agreement. Pursuant to the exercise of the “top-up” option, Dolomite purchased from the Company, at the Offer Price, 4,086,734 Shares and paid the purchase price for such Shares with a promissory note. At the effective time of the Merger, the Shares purchased pursuant to the exercise of the “top-up” option were cancelled. Subsequently, the promissory note (including accrued interest) was extinguished as a result of the Merger of Dolomite with and into the Company.

The summary of the Merger Agreement contained in this Item 3 is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008 and Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008 and is incorporated herein by reference. The summary of the Investor Agreements contained in this Item 3 is qualified in its entirety by reference to the Investor Agreements, which are attached as Exhibits 10.1, 10.2 and 10.3 to the Quarterly Report on Form 10-Q filed by L-1 with the SEC on August 4, 2008 and Exhibit 10.2(a) to the Registration Statement on Form S-3 filed by L-1 with the SEC on August 5, 2008 and are incorporated herein by reference. The summary of the Credit Agreement contained in this Item 3 is qualified in its entirety by reference to the Credit Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on August 8, 2008 and is incorporated herein by reference. All information contained in the section entitled “Source and Amount of Funds,” of the Amended and Restated Offer to Purchase dated July 17, 2008, attached as Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO/A filed by L-1 and Dolomite with the SEC on July 17, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”), is also incorporated herein by reference.

Item 4.	Purpose of the Transaction

In accordance with the Merger Agreement, on July 3, 2008, Dolomite commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Amended and Restated Letter of Transmittal. Pursuant to Amended and Restated Support Agreements (the “Support Agreements”) entered into in connection with the Merger Agreement, each of Bruce Davis, Michael McConnell, Robert Eckel, Robert Chamness, Reed Stager and Philip Monego, Sr. tendered all of his Shares during the initial offer period in accordance with the terms and conditions of the Offer.

The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Friday, August 1, 2008. On Monday, August 4, 2008, L-1 and Dolomite commenced a subsequent offering period of the Offer, which was scheduled to expire at 5:00 pm, New York City time, on Friday, August 8, 2008. On Monday, August 11, 2008, L-1 and Dolomite extended the subsequent offering period of the Offer, which expired at 5:00 p.m., New York City time, on Wednesday, August 13, 2008.

On Thursday, August 14, 2008, L-1 announced the completion of the Offer, Dolomite’s exercise of the “top-up” option under the Merger Agreement and the completion of the Merger. The Merger was effected on Wednesday, August 13, 2008 through a short-form merger of Dolomite with and into the Company under Delaware law without the vote of, or any other action by, other stockholders of the Company.

As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist and (except for Shares held by L-1 or its subsidiaries or Shares for which appraisal rights are properly demanded under, and in accordance with, Delaware law) converted in the Merger into the right to receive $12.25 per Share, without interest thereon and less any required withholding taxes. Further, upon the consummation of the Merger, the sole director of Dolomite immediately prior to the Merger became the sole director of the Company and the certificate of incorporation and bylaws of the Company were amended and restated pursuant to the provisions of the Merger Agreement and the certificate of ownership and merger filed with the Secretary of State of the State of Delaware. Upon the effectiveness of the Merger, the Company’s name was changed to “L-1 Secure Credentialing, Inc.”

On Thursday, August 14, 2008, a Form 25 will be filed with the SEC to delist the Shares from the Nasdaq Global Market and a Form 15 will be filed with the SEC to seek termination of the Shares from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

As a result of the Merger, the secure ID business and operations of the Company will, except as set forth in the Offer to Purchase, be continued substantially as they are currently being conducted. L-1 will continue to evaluate the business and operations of the Company and will take such actions as it deems appropriate under the circumstances then existing.

The summary of the Support Agreements contained in this Item 4 is qualified in its entirety by reference to the Form of Amended and Restated Support Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008 and is incorporated herein by reference. All information contained in the sections entitled “The Merger Agreement and Related Agreements”; “The Spin-Off and Related Agreements”; “Purpose of the Offer; Plans for Digimarc”; and “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

Except as set forth in this Amendment (including any information incorporated by reference) and other than as described above, neither of the Reporting Persons has any plan or proposal which relates to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)     Prior to the Merger on August 13, 2008, L-1 was the beneficial owner, with shared dispositive and voting power, of 26,179,903 Shares, representing more than 90% of the issued and outstanding Shares. Following the Merger on August 13, 2008, L-1 was the direct owner, with sole dispositive and voting power, of 1,000 shares of the Common Stock, representing 100% of the issued and outstanding shares of the Common Stock.

(c)     On August 2, 2008, Dolomite accepted 19,767,699 Shares for purchase in connection with the Offer, which Shares represent the number of Shares properly tendered and not withdrawn as of the initial expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery). Pursuant to the subsequent offering period of the Offer that expired at 5:00 pm, New York City time, on August 13, 2008, as well as Shares delivered pursuant to notices of guaranteed delivery, Dolomite purchased the following number of Shares at the Offer Price on the following dates:

Date	Number of Shares
August 4, 2008	30,951
August 5, 2008	476,301
August 6, 2008	256,747
August 7, 2008	1,234,855
August 8, 2008	126,561
August 11, 2008	6,157
August 12, 2008	46,768
August 13, 2008	158,388
Total	2,336,728

On August 13, 2008, upon the completion of the Offer, Dolomite had acquired, in the aggregate, 22,093,169 Shares that had been validly tendered and not withdrawn in connection with the Offer, representing approximately 88.37% of the outstanding Shares.

In connection with the consummation of the Merger, Dolomite also exercised the “top-up” option under the Merger Agreement. Pursuant to the exercise of the “top-up” option described in Item 3 above, Dolomite purchased from the Company, at the Offer Price, 4,086,734 Shares. Following such purchase of Shares pursuant to the exercise of the “top-up” option, Dolomite owned, in the aggregate, 26,179,903 Shares, representing more than 90% of the outstanding Shares.

Pursuant to the Merger Agreement, at the effective time of the Merger, all Shares outstanding prior to such time were cancelled and ceased to exist and (except for Shares held by L-1 or its subsidiaries or Shares for which appraisal rights are properly demanded under, and in accordance with, Delaware law) converted in the Merger into the right to receive $12.25 per Share, without interest thereon and less any required withholding taxes. In addition, all of the Shares owned by Dolomite were cancelled and ceased to exist. Immediately prior to the Merger, L-1 held 1,000 shares of the common stock of Dolomite, par value $0.001 per share, which shares represented all of the issued and outstanding capital stock of Dolomite. Upon the Merger, each share of Dolomite held by L-1 converted into one share of Common Stock. Dolomite’s separate corporate existence then ceased and the Company survived the Merger as a direct, wholly-owned subsidiary of L-1.

(d)     Not applicable.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section entitled “Background of the Offer; Past Contacts or Negotiations with Digimarc; L-1's Reasons for the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference. Except as disclosed in this Amendment or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Schedule 1-3 Persons, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1

Amended and Restated Agreement and Plan of Merger, dated June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

2

Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated July 17, 2008, by and among Digimarc, L-1 and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

3	Form of Amended and Restated Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

4

Amended and Restated Offer to Purchase dated July 17, 2008 (incorporated herein by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO/A filed by L-1 with the SEC on July 17, 2008).

5

Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(G) to the Tender Offer

Statement on Schedule TO/A filed by L-1 with the SEC on July 17, 2008).

6

Second Amended and Restated Credit Agreement, dated as of August 5, 2008, among L-1 Operating, L-1, Bank of America, N.A., Wachovia Bank, National Association, Banc of America Securities LLC and Wachovia Capital Markets LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on August 8, 2008).

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule 13D is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this Amendment is filed on behalf of each of us.

Dated: August 14, 2008

DOLOMITE ACQUISITION CO.

By:	/s/ Robert V. LaPenta
Name:	Robert V. LaPenta
Title:	Chairman and Chief Executive Officer

L-1 IDENTITY SOLUTIONS, INC.

By:	/s/ Robert V. LaPenta
Name:	Robert V. LaPenta
Title:	Chairman, President and Chief Executive
Officer

SCHEDULE 1

Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director and executive officer of L-1. Unless otherwise indicated, the business address of each person listed below is 177 Broad Street, Stamford, Connecticut 06901.

Directors

Name	Present Principal Occupation or Employment

Robert V. LaPenta	Chairman; President and Chief Executive Officer of L-1

B.G. Beck	Director; Member of the board of directors of Cardinal Financial Corporation

Denis K. Berube	Director; Executive Vice President and Chief Operating Officer of Lau Technologies(1)

Milton E. Cooper	Director; Retired

Robert S. Gelbard	Director; Chairman of Washington Global Partners, LLC(2)

Malcolm J. Gudis	Director; Chancellor of the board of trustees of The Episcopal School of Dallas

John E. Lawler	Director; President of East/West Financial Services, Inc.; Co-founder and Chief Executive Officer of Sterling Wealth Management, Inc.(3)

James M. Loy	Director; Senior Counselor at The Cohen Group(4)

Harriet Mouchly-Weiss	Director; Founder and Managing Partner of Strategy XXI, Ltd. (5)

Peter Nessen	Director; President of Nessen Associates Ltd.(6)

B. Boykin Rose	Director; Appointee to South Carolina Education Lottery Commission

Executive Officers
(Who Are Not Directors)

Name	Present Principal Occupation or Employment

Joseph Atick	Executive Vice President, Chief Strategy Officer

James A. DePalma	Executive Vice President, Chief Financial Officer and Treasurer

Doni L. Fordyce	Executive Vice President, Corporate Communications

Mark S. Molina	Executive Vice President, Chief Legal Officer and Secretary

Joseph Paresi	Executive Vice President, Chief Marketing Officer

Vincent A. D’Angelo	Senior Vice President, Finance, and Chief Accounting Officer

(1)	Lau Technologies is engaged in the marketing and sale of defense electronics and facial recognition technologies. The address of Lau Technologies is 30 Porter Road, Littleton, Massachusetts 01460.

(2)

Washington Global Partners is an international business consulting firm. The address of Washington Global Partners, LLC is 815 Connecticut Avenue, N.W., Suite 820, Washington, District of Columbia 20006.

(3)

East/West Financial Services, Inc. is a diversified financial management and business consulting firm. The address of East/West Financial Services, Inc. is 1497 Chain Bridge Road, Suite 304, McLean, Virginia 22101.

(4)	The Cohen Group is a firm providing global business consulting services. The address of The Cohen Group is 500 Eighth St. NW, Suite 200, Washington, District of Columbia 20004.

(5)	Strategy XXI, Ltd. is an international communications and consulting firm. The address of Strategy XXI, Ltd. is 515 Madison Avenue, 34th Floor, New York, New York 10022.

(6)	Nessen Associates Ltd. is a non-profit consulting company. The address of Nessen Associates Ltd. is 1 Exeter Plaza, Boston, Massachusetts 02116.

SCHEDULE 2

Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted of each director and executive officer of Dolomite. Unless otherwise indicated, the business address of each person listed below is 177 Broad Street, Stamford, Connecticut 06901.

Directors

Name	Present Principal Occupation or Employment

Robert V. LaPenta	Chairman, President and Chief Executive Officer of L-1

Executive Officers
(Who Are Not Directors)

Name	Present Principal Occupation or Employment

James A. DePalma	Executive Vice President, Chief Financial Officer and Treasurer of L-1

Mark S. Molina	Executive Vice President, Chief Legal Officer and Secretary of L-1